# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Sea Containers, 18 Upper Ground, London, United Kingdom (X0), SE1 9GL
Date of event which requires filing of this statement: 12/29/2025
Filed by CIK 0000806968
Persons authorized to receive notices and communications: Andrea Harris, GCC, WPP plc, Sea Containers, 18 Upper Ground, London, United Kingdom (X0), SE1 9GL, 44 20 7282 4600; Curt Myers, Esq., Davis + Gilbert LLP, 1675 Broadway, New York, New York (NY), 10019, (212) 468-4800

## Reporting persons
- CAVENDISH SQUARE HOLDING B.V. (CIK 0001636586): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 565,968; sole dispositive power 0; shared dispositive power 565,968; aggregate amount beneficially owned 565,968 (3.8% of the class)
- WPP PLC (CIK 0000806968): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 565,968; sole dispositive power 0; shared dispositive power 565,968; aggregate amount beneficially owned 565,968 (3.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: Sea Containers, 18 Upper Ground, London, United Kingdom (X0), SE1 9GL
Comment: This Amendment No. 7 relates to the Schedule 13D filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands ("Cavendish"), and WPP plc, a public limited company formed under the laws of Jersey, with the Securities and Exchange Commission on April 7, 2015, as amended (the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of comScore, Inc., a Delaware corporation (the "Company"). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Cavendish and WPP plc, a public limited company formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of Cavendish through a series of intervening holding companies. Cavendish and WPP plc are sometimes referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person."
Residence or business address: The address of the principal office of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, the Netherlands. The address of the principal office of WPP plc is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL.
Present principal occupation or employment: The organizational structure of WPP plc and its subsidiaries (the "WPP Group") brings together media intelligence, data solutions, creative services, production capabilities, enterprise solutions and strategic counsel on a national, multinational and global scale.
Criminal convictions in the last five years: During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, citizenship, business address, principal business occupation or employment of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment No. 7, Cavendish is deemed to beneficially own an aggregate of 565,968 shares of Common Stock (the "Shares"), representing approximately 3.8% of the Company's outstanding Common Stock, based upon disclosure in the Company's Annual Report on Form 10-K, filed on March 26, 2026, that there were 15,023,514 shares of Common Stock outstanding on March 16, 2026. WPP plc indirectly owns 100% of Cavendish and therefore may be deemed to have beneficial ownership of the Shares. Cavendish disclaims beneficial ownership of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Cavendish and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than five percent of the Company's outstanding Common Stock on December 29, 2025, solely as a result of an increase in the aggregate amount of shares of Common Stock outstanding on that date.

## Signatures
- CAVENDISH SQUARE HOLDING B.V.: /s/ A. van Heulen-Mulder, A. van Heulen-Mulder/Managing Director (05/06/2026)
- WPP PLC: /s/ Balbir Kelly-Bisla, Balbir Kelly-Bisla/Company Secretary (05/06/2026)